Exhibit 99.1

FOR IMMEDIATE RELEASE

Enterra Energy Trust updates increase to exchangeable share ratios

Calgary, Alberta - July 19, 2006 - Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) updates the increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.29326 to 1.31025 and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.10555 to 1.12008. These increases are effective on July 15, 2006.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	June 30, 2006
Opening exchange ratio	1.29326
Enterra Energy Trust distribution per unit	US$0.18
Ten-day weighted-average US$ trading price of ENT (prior to July 15, 2006)	US$13.70
Increase in exchange ratio*	0.01699
Effective date of the increase in exchange ratio	July 15, 2006
Exchange ratio as of effective date	1.31025

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	June 30, 2006
Opening exchange ratio	1.10555
Enterra Energy Trust distribution per unit	US$0.18
Ten-day weighted-average US$ trading price of ENT (prior to July 15, 2006)	US$13.70
Increase in exchange ratio*	0.01453
Effective date of the increase in exchange ratio	July 15, 2006
Exchange ratio as of effective date	1.12008

*The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT.

Holders of Enterra Energy Corp. exchangeable shares or Rocky Mountain Acquisition Corp. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust
E. Keith Conrad, President and CEO
Telephone: (877) 263-0262
E-mail: ekconrad@enterraenergy.com

Victor Roskey
Senior Vice President, Finance & Administration & CFO
Telephone: (877) 263-0262
E-mail: vroskey@enterraenergy.com